82-1209

GGL DIAMOND CORP.

SUPPL

RECEIVED

2007 AUG -7 A 3:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

PRESS RELEASE

GGL issues shares under terms of financial services contract

Vancouver, British Columbia, July 26, 2007 - GGL Diamond Corp., **(TSXV: GGL)** announces it has issued 49,149 common shares in its capital stock to Roman Friedrich & Company Ltd. ("RFC") in exchange for $22,500 in services rendered by RFC to the Company for the three months ended July 15, 2007. The shares carry a hold period of four months, until November 27, 2007.

As previously announced (*News release, June 1, 2007),* the Company entered into a Financial & Advisory Services Agreement with RFC, dated April 18, 2007, for a term of 12 months. Under this contract, RFC is providing financial and advisory services with respect to the raising of equity capital and project financing. According to the contract, RFC receives a retainer of $15,000 per month, $7,500 paid in cash and $7,500 in common shares of the Company. The common shares are to be issued quarterly, beginning with the first quarter ending on July 15, 2007. If the Company enters into an equity private placement with strategic investors introduced to the Company by RFC, then RFC shall receive a success fee equal to 3% of the gross amount of the transaction, of which 50% may be paid in common shares.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

PROCESSED
AUG 08 2007
THOMSON
FINANCIAL

For more information, please check our web site at www.ggldiamond.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

END

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